EXHIBIT 99.2

2007 MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCLAIMER

This document contains forward-looking financial and operational information including earnings, cash flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated March 17, 2008 of Vermilion’s operating and financial results for the years ended December 31, 2007 and 2006.  This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with accompanying notes.

A discussion of Vermilion’s operating and financial results for the fourth quarter of 2007 is contained in Vermilion’s press release dated March 3, 2008 filed on The System for Electronic Document Analysis and Retrieval (SEDAR - www.sedar.com).

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations is reconciled to cash flows from operating activities below.

	Year Ended December 31
($000’s)	2007	2006
Cash flows from operating activities	$349,890	$306,033
Changes in non-cash operating working capital	31,965	32,252
Asset retirement costs incurred	4,056	4,217
Fund flows from operations	$385,911	$342,502

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Cash distributions net” is calculated as actual cash distributions paid or payable for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Cash distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.

2007 Annual Report – Vermilion Energy Trust – MD&A	2

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.

“Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance.  In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions.  These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results.  These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Highlights ($000’s except per unit amounts)	2007	2006	2005
Revenues	$707,334	$618,072	$529,938
Net earnings	164,286	146,923	158,471
Per unit, basic	2.48	2.30	2.57
Per unit, diluted	2.39	2.22	2.49
Fund flows from operations	385,911	342,502	278,165
Per unit, adjusted basic	5.28	4.86	4.50
Return on equity (%)	28.2	29.5	37.4
Total assets	1,668,123	1,462,839	1,111,739
WTI (US$/bbl)	72.34	66.21	56.56
AECO (CDN$/mcf)	6.45	6.53	8.77
Realized price ($/boe)	61.86	61.80	57.94
Fund flows netback ($/boe)	$33.75	$34.25	$30.15

2007 Summary of Quarterly Results
($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$148,808	$164,862	$187,939	$205,725
Net earnings	31,347	41,050	48,640	43,249
Per unit basic	0.48	0.62	0.73	0.65
Per unit diluted	$0.47	$0.60	$0.71	$0.62

2006 Summary of Quarterly Results
($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$147,286	$147,763	$167,301	$155,722
Net earnings	40,878	40,360	48,081	17,604
Per unit basic	0.65	0.63	0.75	0.27
Per unit diluted	$0.62	$0.61	$0.72	$0.26

2007 Annual Report – Vermilion Energy Trust – MD&A	3

OPERATIONAL ACTIVITIES

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

In Canada, the Trust participated in the drilling of 51 wells (35.1 net) during 2007, resulting in 29 gas wells (22.1 net), three oil wells (2.4 net), six abandoned wells (6.0 net) and 13 standing wells (4.6 net) awaiting further evaluation and tie-in.  The total wells include 27 CBM and shallow gas wells (19.2 net).  The abandoned wells were related to a shallow gas exploration venture in Saskatchewan, which has been discontinued.

France

In France, Vermilion drilled and completed two oil wells (2.0 net) in the Champotran/La Torche Field, participated in one oil well (0.2 net) at Itteville in the Paris Basin, and drilled one offshore well (0.5 net) which resulted in a dry and abandoned well.   A comprehensive trucking operation was established as an interim replacement for the Ambès pipeline.  More than 9,500 truckloads carrying approximately 1.5 million barrels of oil were transported from producing facilities to shipping terminals, virtually incident free, reflecting Vermilion’s strong commitment to safety and the environment.  Ongoing refurbishment of alternate tanks at the Ambès terminal should allow the resumption of the pipeline operations sometime in the first half of 2008.

Netherlands

In the Netherlands, Vermilion successfully drilled two wells (1.9 net) at Harlingen and one well (0.5 net) at De Blesse, validating the geological and geophysical interpretations for these wells and initiating a drilling program that is expected to resume in 2009.  The Trust successfully replaced two oversized gas-powered, turbine compression units at the Harlingen gas treatment centre reducing total horsepower requirements and liberating 1.2 mmcf/d (200 boe/d) of fuel gas to the sales line.

Australia

The Wandoo Platform faced three evacuations in the first quarter of the year and one in the fourth quarter of the year.  Downtime resulting from evacuations has been reduced through a series of platform modifications, and the total cyclone-related production shortfall was narrowed to approximately 240 boe/d in 2007.  Vermilion completed the expansion of fluid handling capacity on the Wandoo platform in the second quarter of 2007.  Two successful workover and recompletions in the Wandoo Field provided essential information that confirmed the opportunity to capture additional reserves and production by repositioning wellbores closer to the top of the oil column in this reservoir.  A two well drilling program is planned for 2008 to initiate the capture of this opportunity.  With success, Vermilion would review additional drilling opportunities in this field.

PRODUCTION

Average production in Canada during 2007 was 4,081 bbls/d of oil and NGL’s and 47.7 mmcf/d of natural gas (12,038 boe/d) compared to 4,011 bbls/d of oil and NGL’s and 41.0 mmcf/d of natural gas (10,843 boe/d) in 2006.  Fourth quarter 2007 production averaged 12,065 boe/d, representing an increase of 12% over prior year levels.

Production in France averaged 8,809 boe/d in 2007, 13% higher than the 7,800 boe/d produced in 2006, reflecting the full year impact of the July 2006 acquisition, net of the reduction in volumes arising from the Ambès pipeline and terminal shut-down.  Fourth quarter production of 8,946 boe/d in 2007 was 9% lower than the 9,841 boe/d produced in France during the fourth quarter of 2006, reflecting normal declines together with the impact of the Ambès situation and a reduction in workover activity in 2007.

2007 Annual Report – Vermilion Energy Trust – MD&A	4

Production in the Netherlands averaged 4,413 boe/d in 2007, down 11% from the 4,943 boe/d recorded in 2006, due primarily to normal reservoir declines and some maintenance downtime.  Fourth quarter production averaged 4,468 boe/d in 2007 compared with 5,091 boe/d during the same period in 2006.  As recently completed wells are tied in, production is expected to increase early in 2008 before resuming normal declines.

Australia production averaged 6,065 boe/d in 2007, compared to a full year average of 3,815 in 2006.  Volumes in 2006 were impacted by storm related shut-downs during the first quarter and operations related shut-downs in the second half of 2006.  In 2007 production was curtailed by cyclone action in the first half of the year, and boosted by the acquisition of the remaining 40% interest in the Wandoo Field in the second half of 2007.  Production during the fourth quarter of 2007 averaged 7,591 boe/d, compared to 3,775 boe/d during the same period in 2006.  The two wells scheduled for drilling in the second half of 2008 are expected to be tied-in by year end, but are not anticipated to contribute to 2008 production volumes.

	Year Ended December 31, 2007			Year Ended December 31, 2006			Year Ended December 31, 2005
	Oil &	Natural		Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	NGLs	Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)
Canada	4,081	47.74	12,038	4,011	40.99	10,843	4,870	38.39	11,268
France [2]	8,621	1.13	8,809	7,576	1.35	7,800	5,478	1.30	5,695
Netherlands	40	26.24	4,413	31	29.47	4,943	28	28.70	4,812
Australia [1]	6,065	-	6,065	3,815	-	3,815	3,391	-	3,391
Total	18,807	75.11	31,325	15,433	71.81	27,401	13,767	68.39	25,166
1  Initial acquisition effective from March 31, 2005, subsequent acquisition of remaining 40% effective June 20, 2007
2  Vermilion Emeraude Rep SAS effective from July 10, 2006

2007 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	12,054	12,351	11,686	12,065
France	8,055	9,221	9,002	8,946
Netherlands	4,754	3,904	4,529	4,468
Australia [1]	4,227	5,440	6,955	7,591
Total	29,090	30,916	32,172	33,070
1  Acquisition of remaining 40% interest effective June 20, 2007

2006 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	10,919	10,883	10,823	10,745
France [1]	5,822	6,006	9,472	9,841
Netherlands	5,870	4,646	4,183	5,091
Australia	3,630	3,917	3,933	3,775
Total	26,241	25,452	28,411	29,452
1  Vermilion Emeraude Rep SAS effective from July 10, 2006

2007 Annual Report – Vermilion Energy Trust – MD&A	5

CAPITAL EXPENDITURES

Capital spending for the year totalled $305.2 million compared to $332.8 million spent in 2006.  Of this total, approximately $126.2 million relates to the acquisition in Australia for the remaining 40% interest in the Wandoo Field and $3.4 million relates to a number of minor property acquisitions with the remainder spent on drilling and development activities.

Capital Expenditures ($000’s)	2007	2006	2005
Land	$3,484	$2,025	$2,233
Seismic	491	2,555	12,116
Drilling and completion	89,081	48,559	43,929
Production equipment and facilities	61,586	58,160	25,111
Recompletions	11,021	15,280	21,163
Capitalized exploration administration and other	9,976	10,360	8,978
Drilling and development expenditures	175,639	136,939	113,530
Property acquisitions	129,605	26,435	94,967
Corporate acquisitions	-	169,445	91,613
	$305,244	$332,819	$300,110

Capital Expenditures by Country ($000’s)	2007	2006	2005
Canada	$69,713	$111,216	$141,022
France	73,504	209,364	50,649
Netherlands	22,275	3,673	12,434
Australia	139,752	8,566	96,005
	$305,244	$332,819	$300,110

FINANCIAL REVIEW

The trust generated fund flows from operations of $385.9 million ($5.28 per adjusted unit) in the year ended December 31, 2007 compared to $342.5 million ($4.86 per adjusted unit) in 2006.  The full year distributions in 2007 totalled $136.4 million ($2.06 per unit) compared to $130.6 million ($2.04 per unit) in 2006.  Fund flows from operations for 2007 reflects a substantial reduction in current income taxes resulting from certain transactions, including the drilling of the offshore well in France and the property acquisition in Australia.  This impact on current income taxes has been mostly reflected in the second half of the year when the Trust obtained certainty over both the completion of the transactions and their related tax effect.

Cash distributions as a percentage of fund flows from operations was 35.3% before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $36.0 million of cash to the Trust.  Unitholders reinvest their monthly distributions to receive additional trust units equal to 5% of the DRIP units purchased with their distributions.  After accounting for the DRIP, cash distributions as a percentage of fund flows from operations were 26.0%.  This compares to cash distributions as a percentage of fund flows from operations of 38.1% before the impact of the DRIP and 32.7% after the DRIP in 2006.

Development capital expenditures during the year were $175.6 million.  The total of net distributions (after DRIP), capital expenditures, reclamation fund contributions and asset retirement costs represented 73% of fund flows from operations in 2007 as compared to 77% in 2006.

Vermilion’s net debt was $416.9 million at the end of 2007 compared with $354.8 million at the end of 2006.  Vermilion was able to execute a $176 million development capital program, acquire $130 million of producing properties, declare over $100 million in net cash distributions, increase its equity position in Verenex by over $30 million and still maintain a strong financial position.  The net debt at the end of the 2007 is equivalent to less than 1.1 times trailing fund flows from operations and only 0.8 times annualized fourth quarter funds from operations.

2007 Annual Report – Vermilion Energy Trust – MD&A	6

FUND FLOWS NETBACKS

Fund flows from operations was $385.9 million in 2007, up from $342.5 million in 2006.  A slightly higher average wellhead price was recorded in 2007 as a result of a 9% increase in average WTI pricing compared with 2006, offset by the increased strength of the Canadian dollar.

2007 Fund Flows ($/boe)	Q1	Q2	Q3	Q4	2007	2006	2005
Oil and gas revenues	$56.83	$58.60	$63.50	$67.62	$61.86	$61.80	$57.94
Realized hedging gain or (loss)	0.31	(0.11)	0.01	(1.11)	(0.25)	(0.02)	(4.46)
Royalties (net)	(6.76)	(7.32)	(10.18)	(9.57)	(8.53)	(9.22)	(9.54)
Transportation	(1.58)	(2.30)	(2.13)	(1.97)	(2.01)	(1.05)	(0.99)
Operating costs	(10.40)	(9.91)	(10.16)	(11.28)	(10.45)	(9.65)	(7.89)
Operating netback	38.40	38.96	41.04	43.69	40.62	41.86	35.06
General and administration	(2.15)	(1.69)	(1.55)	(1.24)	(1.64)	(1.58)	(1.43)
Interest	(1.76)	(1.68)	(2.14)	(2.18)	(1.95)	(1.68)	(0.69)
Current and capital taxes	(5.37)	(3.23)	(3.44)	(0.23)	(2.98)	(4.29)	(2.71)
Proceeds on sale of investments	-	-	-	0.40	0.11	-	-
Foreign exchange	(0.11)	(2.11)	(0.54)	1.03	(0.41)	(0.06)	(0.08)
Fund flows netback	$29.01	$30.25	$33.37	$41.47	$33.75	$34.25	$30.15

2006 Fund Flows ($/boe)	Q1	Q2	Q3	Q4
Oil and gas revenues	$62.37	$63.80	$64.00	$57.47
Realized hedging gain or loss	(0.04)	(0.13)	(0.17)	0.23
Royalties (net)	(10.02)	(9.45)	(8.29)	(9.23)
Transportation	(1.04)	(1.07)	(1.06)	(1.03)
Operating costs	(8.62)	(9.25)	(10.03)	(10.52)
Operating netback	42.65	43.90	44.45	36.92
General and administration	(1.29)	(1.66)	(2.12)	(1.27)
Interest	(0.99)	(1.44)	(1.65)	(2.50)
Current and capital taxes	(5.66)	(6.83)	(4.96)	(0.27)
Foreign exchange	0.29	(0.80)	0.02	0.18
Fund flows netback	$35.00	$33.17	$35.74	$33.06

REVENUE

Total revenues for 2007 were $707.3 million compared to $618.1 million in 2006.  Vermilion’s combined crude oil & NGL price was $74.08 per bbl in 2007, an increase of 1% over the $73.71 per bbl reported in 2006.  The natural gas price realized in 2007 was $7.25 per mcf compared to $7.74 per mcf realized a year ago, a 6% year-over-year decrease.

	Year Ended December 31
($000’s except per boe and per mcf)	2007	2006
Crude oil & NGL’s	$508,540	$415,245
Per boe	$74.08	$73.71
Natural gas	198,794	202,827
Per mcf	$7.25	$7.74
Combined	707,334	618,072
Per boe	$61.86	$61.80

2007 Annual Report – Vermilion Energy Trust – MD&A	7

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies.  Vermilion has the following collars and puts in place at the end of 2007:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar – WTI
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Q3 2008	US$0.28/bbl	250	$70.00 - $90.00
Q4 2008	US$0.50/bbl	250	$69.00 - $90.00
Collar - BRENT
Q1 2008	US$0.25/bbl	500	$68.42 - $83.00
Q1 2008	US$0.25/bbl	500	$69.25 - $82.00
Q2 2008	US$0.50/bbl	500	$64.00 - $80.10
Q2 2008	US$0.25/bbl	500	$67.20 - $82.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q3 2008	US$0.19/bbl	250	$65.00 - $90.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

The impact of Vermilion’s hedging program decreased cash netbacks by $0.25 per boe on a combined basis for 2007 compared to an economic hedging cost of $0.02 per boe in 2006.  Oil hedging resulted in a $3.2 million cost for 2007 or $0.47 per boe.  For 2006, oil hedging resulted in a $1.3 million cost for the year or $0.13 per boe.  Gas hedging costs were negligible in 2007 and 2006.

ROYALTIES

Total royalties for the year decreased to $8.53 per boe in 2007 or 14% of sales compared with $9.22 per boe in 2006 or 15% of sales.  The decrease is largely due to Vermilion’s active capital program in Australia resulting in the Trust paying royalties at a reduced rate compared to 2006.  Royalties in Canada, which are paid on a sliding scale basis, were relatively consistent year over year.  Royalties did not change substantially in France, where for the most part, royalties are calculated on a unit of production basis.  Production in the Netherlands is not subject to royalties.

	Year Ended December 31
($000’s except per boe and per mcf)	2007	2006
Crude oil & NGL’s	$73,933	$70,941
Per boe	$10.77	$12.59
Natural gas	23,585	21,271
Per mcf	$0.86	$0.81
Combined	$97,518	$92,212
Per boe	$8.53	$9.22

2007 Annual Report – Vermilion Energy Trust – MD&A	8

OPERATING COSTS

Operating costs increased to $10.45 per boe in 2007 from $9.65 per boe in 2006.  The increase in the dollar amount of operating costs over 2006 reflects the inclusion of a full year of expenses related to the acquisition of Vermilion Emeraude Rep SAS as well as the inclusion of expenses associated with the mid-2007 acquisition of the remaining 40% interest in the Wandoo Field in offshore Australia.  On a per boe basis, operating costs in Canada have remained relatively consistent year over year.  In France, per unit costs have increased as a result of the acquisition of the higher cost Vermilion Emeraude assets coupled with the impact of the oil spill at the Ambès terminal in 2007.  The Trust has been reimbursed for a portion of the costs incurred as a result of the Ambès incident through proceeds of its insurance policies.  There is the potential to recover additional costs, however, the timing and certainty of recovery is not determinable at this time and therefore no provision for additional recoveries has been made.  Unplanned maintenance resulted in an increase in per boe operating costs in the Netherlands.

	Year Ended December 31
($000’s except per boe and per mcf)	2007	2006
Crude oil & NGL’s	$75,102	$54,494
Per boe	$10.94	$9.67
Natural gas	44,415	41,998
Per mcf	$1.62	$1.60
Combined	$119,517	$96,492
Per boe	$10.45	$9.65

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France have increased as a result of the oil spill at the Ambès terminal as Vermilion is currently transporting some of its production to port by truck.  It is expected that the terminal will resume operations in 2008.

	Year Ended December 31
($000’s except per boe)	2007	2006
Transportation	$22,926	$10,504
Per boe	$2.01	$1.05

GENERAL AND ADMINISTRATION EXPENSE

General and administration expense for the year increased to $1.64 per boe in 2007 from $1.58 per boe in 2006.  The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs.  Also contributing to the increase are consulting costs incurred in France as a result of the oil spill at the Ambès terminal.

	Year Ended December 31
($000’s except per boe)	2007	2006
General and administration	$18,726	$15,839
Per boe	$1.64	$1.58

2007 Annual Report – Vermilion Energy Trust – MD&A	9

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $1.22 per boe was recorded in 2007 compared to $2.44 per boe in 2006.  This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

	Year Ended December 31
($000’s except per boe)	2007	2006
Unit compensation expense	$13,985	$24,383
Per boe	$1.22	$2.44

INTEREST EXPENSE

Interest expense increased to $1.95 per boe in 2007 from $1.68 per boe in 2006 as a result of higher average debt levels.  Debt levels are higher in 2007 primarily stemming from the Australia acquisition at the end of the second quarter of 2007.  The Trust’s interest rates have remained relatively consistent over the year.

	Year Ended December 31
($000’s except per boe)	2007	2006
Interest	$22,330	$16,781
Per boe	$1.95	$1.68

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

Depletion, depreciation and accretion expense increased to $18.49 per boe in 2007 from $16.23 per boe in 2006.   The increase is due mainly to higher finding and development costs in Canada and France as well as the increase in the asset retirement obligation resulting primarily from the Australia acquisition.

	Year Ended December 31
($000’s except per boe)	2007	2006
Depletion, depreciation and accretion	$211,397	$162,254
Per boe	$18.49	$16.23

TAXES

The Trust’s current tax provision has decreased to $2.98 per boe in 2007 from $4.29 per boe in 2006.  In 2007 certain transactions, including the drilling of the offshore well in France and the property acquisition in Australia resulted in a substantial reduction in current income taxes associated with the Trust’s international operating subsidiaries.  This impact on current income tax has been mostly reflected in the second half of 2007 as the Trust obtained certainty over both the completion of the transactions and the related tax effect.

On June 22, 2007, the Canadian federal government passed legislation that enacted a tax on publicly traded income trusts as originally announced on October 31, 2006.  The changes do not take effect until January 1, 2011, provided the Trust experiences only “normal growth” and no “undue expansion” before then.  The government has defined “normal growth” parameters, relative to the market capitalization of the Trust’s issued and outstanding publicly-traded trust units as of October 31, 2006.  For the period from November 1, 2006 to December 31, 2007, a trust’s permitted or “safe harbour” growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011.  In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits.  Vermilion’s estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately $400 million.

2007 Annual Report – Vermilion Energy Trust – MD&A	10

Our interpretation suggests that Vermilion may be able to largely mitigate the contemplated distribution tax for a period of time beyond 2011.  Currently, Vermilion’s foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada.  We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the distribution tax on that portion of distributions made up of this dividend income.  In addition, Vermilion increased the return on capital or taxable portion of its distribution for 2006 to 100% in order to preserve the tax basis it would have utilized to declare a portion of the 2006 distribution as a return of capital or tax deferred.  The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules.  Under the legislation the portion of the distribution that represents a return of capital will not attract the distribution tax.  This analysis is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive.

Applying this legislation resulted in the recognition of future income taxes related to timing differences in Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust.  The related impact on the Trust’s consolidated future income tax provision and future income tax liability related to this legislation was not material.

	Year Ended December 31
($000’s except per boe)	2007	2006
Current and capital tax	$34,033	$42,876
Per boe	$2.98	$4.29

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange gain of $1.01 per boe was recorded in 2007 with a loss of $1.30 per boe in 2006.  The gain for the year ended December 31, 2007 is mostly due to the impact of the strengthening of the Canadian dollar on foreign currency denominated liabilities.

	Year Ended December 31
($000’s except per boe)	2007	2006
Foreign exchange loss (gain)	$(11,533)	$12,997
Per boe	$(1.01)	$1.30

EARNINGS

Net earnings in the year increased to $164.3 million or $2.48 per unit from $146.9 million or $2.30 per unit in 2006.  The increase is mainly a result of increased operating revenues, as stronger price realizations more than offset increased operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on December 31, 2007 was $417 million.  As at December 31, 2007, the Trust had an unsecured covenant based revolving credit facility in the amount of $625 million.  The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lender.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Liquidity and Capital Resources	2007	2006	2005
Debt and working capital ($m)	$416,858	$354,809	$245,430
Bank facility ($m)	$625,000	$500,000	$410,000
Unused bank facility ($m)	$208,142	$145,191	$164,570
Debt-to-cash-flow ratio [1]	1.08	1.04	0.88
Debt-to-equity ratio [1]	0.66	0.66	0.54
1  Debt includes working capital. These are non-GAAP measures and may not be comparable to similar measures for other entities.

2007 Annual Report – Vermilion Energy Trust – MD&A	11

Vermilion has a long-term and short-term need for capital.  Short-term working capital is required to finance accounts receivable, crude oil inventory and other similar short-term assets.  Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust.  The acquisition and development of petroleum and natural gas properties requires long-term capital.  There are essentially three methods of financing the capital needs of Vermilion: debt, equity and internally generated cash.

There is currently an active market for the equity financing of Canadian resource trusts.  Accordingly, any future significant acquisition of producing properties is expected to be financed through additional bank debt combined with the issuance of trust units.

Internally generated cash is used primarily for distributions, internal capital requirements and contributions to the Trust’s reclamation fund.  Internal cash flow is significantly influenced by commodity prices.  Other risks include exchange rates, interest rates and marketing opportunities, among others.  For a thorough discussion of these risks and how they are managed by Vermilion, please see the section on Risk Management.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At December 31, 2007, Vermilion had recorded an asset retirement obligation of $163.4 million for future abandonment and reclamation of its properties compared to $127.5 million as at December 31, 2006.  The increase is due mostly to a change in abandonment obligation estimates coupled with the additional obligation related to the Australia acquisition partially offset by the impact of foreign exchange.

DISTRIBUTIONS

Vermilion increased monthly distributions to $0.19 per unit, beginning in December of 2007, bringing total distributions to $2.06 per unit for the year.  Distributions declared in 2007 totalled $136.4 million compared to $130.6 million for the same period in the prior year.  The 12% increase in distributions is the first since Vermilion’s conversion to a trust and follows 58 continuous months of distributions at $0.17 per month.

Since inception, the Trust has declared $614.8 million in distributions to unitholders as compared to unitholders capital of $380.9 million at December 31, 2007.

Proceeds from the Trust’s distributions reinvestment program were $36.0 million in 2007 (2006 - $18.8 million).

Sustainability of Distributions

($000’s)
Three Months Ended		Year Ended	Year Ended	Year Ended
Dec 31, 2007		Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Cash flows from operating activities	$51,737	$349,890	$306,033	$245,116
Net earnings	$43,249	$164,286	$146,923	$158,471
Distributions declared	$35,564	$136,389	$130,638	$126,190
Excess of cash flows from operating activities over cash distributions declared	$16,173	$213,501	$175,395	$118,926
Excess of net earnings over cash distributions declared	$7,685	$27,897	$16,285	$32,281

Excess of cash flows from operating activities over cash distributions declared and net earnings over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

2007 Annual Report – Vermilion Energy Trust – MD&A	12

UNITHOLDERS’ EQUITY

During 2007, approximately 2.6 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan.  Unitholders’ capital increased during the same period by $45.3 million as a result of the issuance of those units and by $14.6 million as a result of contributed surplus transfer related to unit based compensation plans.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with accounting requirements pursuant to EIC-151, “Exchangeable Securities Issued by Subsidiaries of Income Trusts” (see Note 2 of the consolidated financial statements for further discussion).  The intent of this standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

As at December 31, 2007 there were 4.5 million exchangeable shares outstanding at the exchange ratio of 1.55595 whereby 6.9 million trust units would be issuable upon conversion.  The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder.  Vermilion holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares.  On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest in 2007 of $68.6 million ($51.8 million in 2006) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2007 and 2006 net income, respectively, of $16.8 million and $14.9 million, represents the net income attributable to the exchangeable shareholders. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets or goodwill, as appropriate.

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks.  These risks include operational fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return.  The primary objective of the risk management program is to support Vermilion’s distributions and its internal capital development program.  Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, Vermilion uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales.  Vermilion has strict controls and guidelines in place and enacts transactions only with counter parties that have high credit ratings.

Vermilion maintains an insurance program consistent with industry practice to protect against losses from accidental destruction of assets, well blowouts, pollution and other potential business interruptions.

CURRENCY RISK

Vermilion’s primary exposure to currency risk comes from a revenue stream that is denominated in U.S. dollars.  Vermilion’s exposure to fluctuations in the Euro and Australian dollar is limited primarily to reinvestment and repatriation of funds and forward-sale contracts can be used to mitigate these risks.  The remaining cash flow from Vermilion’s international operations is reinvested in each country, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros and Australian dollars.

2007 Annual Report – Vermilion Energy Trust – MD&A	13

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize; and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control.  The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2008.

	Cash Available for Distributions	Cash Available
	Per Unit and Exchangeable Shares	for Distributions
Change in crude oil price by Cdn$1.00/bbl	$0.06	$4.9 million
Change in natural gas price by Cdn$0.10/mcf	$0.02	$1.7 million
Change in interest rate by one point	$0.06	$4.2 million
Change in Cdn/U.S. foreign exchange rate by one point	$0.05	$3.8 million
Change in Cdn/Euro foreign exchange rate by one point	$0.01	$0.5 million

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2007.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

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ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in an environmentally responsible manner, protecting the health and safety of its employees and the public in every country in which it operates.  It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2007, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers.  This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to protect land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2007.  Examples of accomplishments during the year included:

-      Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-      Monitoring long-term liabilities through regular inspections;
-      Continuing reductions in flaring and greenhouse gas emissions;
-      Minimizing waste products by reducing, recycling and recovering; and
-      Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including the Western Canadian Air Shed and numerous area co-operatives.  In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535 - “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed.  Section 3862 - “Financial Instruments – Disclosures” and Section 3863 - “Financial Instruments – Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position.  These three sections are effective for fiscal years beginning on or after October 1, 2007.  The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

In June 2007, the CICA issued Section 3031 - “Inventories.”  This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial Reporting Standards equivalent.  This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In June 2007, the CICA amended Section 1400 - “General Standards of Financial Statement Presentation,” to require an assessment and potential disclosure of an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual periods beginning on or after January 1, 2008.  These amendments will not impact the Trust’s consolidated financial statements.

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises.

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangible Assets” to replace Sections 3062 – “Goodwill and Other Intangible Assets” and 3450 – “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.   This Section is effective for fiscal years beginning on or after October 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

2007 Annual Report – Vermilion Energy Trust – MD&A	15

RECENTLY ADOPTED ACCOUNTING STANDARDS

Financial Instruments

On January 1, 2007 the Trust adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 - “Comprehensive Income”, Section 3855 - “Financial Instruments”, Section 3861 - “Financial Instruments – Presentation and Disclosure”, and Section 3865 - “Hedges”.  These standards require that entities categorize financial instruments and measure certain financial instruments at fair value.  In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost.  Gains and losses associated with these securities are reflected in net earnings in the period in which they arise.  Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition whereas previously these amounts were deferred and amortized using the straight-line method over the term of the debt.  Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet.  The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings.  As the Trust does not have any other comprehensive income, net earnings equal comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards.  The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

Accounting Changes

Effective January 1, 2007, the Trust adopted Section 1506 – “Accounting Changes” which prescribes the criteria for changing accounting policies as well as the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  The adoption of this amended accounting standard did not impact the financial statements of the Trust.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada.  A full examination of our corporate governance policies will be provided in our Annual Information Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders on April 2, 2008.

2007 Annual Report – Vermilion Energy Trust – MD&A	16

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with the Trust’s filings.

As of December 31, 2007 the Trust has evaluated the effectiveness of the design and operation of the Trust’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that the Trust’s disclosure controls and procedures are effective.

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

SARBANES OXLEY

On July 31, 2002, the United States Congress enacted the Sarbanes Oxley Act (“SOX”) that applies to all companies registered with the U.S. Securities and Exchange Commission.  Section 404 of the SOX legislation “Internal Controls Over Financial Reporting” requires that management identify, document and assess internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting process.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

The Trust’s Management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s system of internal control over financial reporting. Based on this evaluation, management concluded that the Trust’s system of internal control over financial reporting was effective as of December 31, 2007.

The Chief Executive Officer and Chief Financial Officer will file the required Certificates under Section 302 of SOX along with the Trust’s Form 40F report.  The 40F filing will also include an audit opinion from Trust’s external auditors relating to the effectiveness of the Trust’s internal controls over financial reporting.

2007 Annual Report – Vermilion Energy Trust – MD&A	17

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ANNUAL AND SPECIAL MEETING
Friday, May 2, 2008, 10:00 a.m.
The Grand Lecture Theatre
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS & KEY PERSONNEL
FirstQuarterReh 31, 2003
CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Keith D. Hartman, P.Eng.
Vice President Exploitation

Raj C. Patel, P.Eng.
Vice President Marketing

Paul L. Beique
Director Investor Relations

Daniel Goulet, P.Eng.
Director Production and Operations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B.
Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations
Vermilion REP SAS

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

HEAD OFFICE
2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com
www.vermilionenergy.com

2007 Annual Report – Vermilion Energy Trust – MD&A	18